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                                                                    EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors Hollinger Inc.

     We consent to the use of our report dated April 1, 2003, except as to note 29 which is as of June 19, 2003 and to "Comments by Auditors for U.S. Readers on Canada -- U.S. Reporting Differences" dated April 1, 2003 included herein and to the reference to our firm under the heading "Experts" in the prospectus. The "Comments by Auditors for U.S. Readers on Canada -- U.S. Reporting Differences" refers to changes in accounting policies for the adoption of the provisions of new accounting standards for earnings per share, income taxes, and goodwill and intangible assets and to retroactive adjustments.

/s/ KPMG LLP

Toronto, Canada
June 27, 2003